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                                                                    EXHIBIT 99.4

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

SMARTLOGIK GROUP PLC

2)  Name of director

DAVID GEORGE JEFFERIES CBE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE AND SPOUSE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

DAVID GEORGE JEFFERIES - 150,000
JEANETTE ANN JEFFERIES - 100,000

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

BOTH DIRECTOR AND SPOUSE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

CONFIRMATION OF SHARE OWNERSHIP ON APPOINTMENT

7)  Number of shares/amount of
    stock acquired

N/A

8)  Percentage of issued class

N/A

9)  Number of shares/amount
    of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

ORDINARY SHARES OF 1p EACH
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12) Price per share

N/A

13) Date of transaction

DATE OF APPOINTMENT - 6 JULY 2001

14) Date company informed

6 JULY 2001

15) Total holding following this notification

250,000 ORDINARY SHARES OF 1p EACH

16) Total percentage holding of issued class following this notification

0.05%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

10 JULY 2001

18) Period during which or date on which exercisable

10 JULY 2004 TO 10 JULY 2008

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

2,336,166 ORDINARY SHARES OF 1p EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

6p PER ORDINARY SHARE

22) Total number of shares or debentures over which options held following this notification

2,336,166 ORDINARY SHARES OF 1p EACH

23) Any additional information

FOLLOWING THE APPOINTMENT OF DAVID JEFFERIES TO THE BOARD OF SMARTLOGIK GROUP PLC, IT IS CONFIRMED THAT DIRECTORSHIPS HELD BY MR JEFFERIES AT ANY TIME IN THE PREVIOUS FIVE YEARS WERE DISCLOSED IN THE CIRCULAR SENT TO SHAREHOLDERS ON 13 JUNE 2001. THERE ARE NO DETAILS TO DISCLOSE IN RESPONSE TO PARAGRAPHS 6.F.2(b) TO (g) OF THE LISTING RULES.

24) Name of contact and telephone number for queries

CAROLINE WEBB  020 7925 7676
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25) Name and signature of authorised company official responsible for making this notification

CAROLINE WEBB

Date of Notification  13 JULY 2001